October 2, 2024

Carlos Sardinas
Chief Financial Officer
Laser Photonics Corp
1101 N. Keller Road, Suite G
Orlando , FL 32810

       Re: Laser Photonics Corp
           Form 10-K for the fiscal year ended December 31, 2023
           Response dated September 24, 2024
           File No. 001-41515
Dear Carlos Sardinas:

       We have reviewed your September 24, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18,
2024 letter.

Amendment 2 to Form 10-Q for the quarterly period ended June 30, 2024
General

1.     We note your response to prior comment 3. As required, please file the
Item 4.02 Form 8-
       K reporting the errors and restatements in your Form 10-Q for the period ended March 31,
       2024 filed on May 15, 2024 and in your Form 10-Q/A for the period ended June 30, 2024 filed on September 24, 2024.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
 October 2, 2024
Page 2

                  Division of Corporation Finance
                  Office of Manufacturing